Exhibit 11.1

TACTICAL RESOURCES CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

Adopted August 13, 2026

The Board of Directors (the “Board”) of Tactical Resources Corp. (the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”) setting forth basic principles to guide all Employees of the Company and officers and directors of the Company (with references to officers and directors referring to those of the Company). The Code applies to all employees, officers and directors of the Company.

The Code addresses a wide range of business practices and procedures, but does not, and cannot, cover every issue that may arise. Section 11 of this Code contains additional specific policies that apply to the Company’s Chief Executive Officer and all senior financial officers, including the Chief Financial Officer and any Senior and/or Executive Vice Presidents.

1. Definitions. Defined terms used in this Code shall have the meanings set forth below in this Section 1 or set forth elsewhere in this Code.

“Employee” shall include all employees of the Company who provide services to or for the benefit of the Company.

“Family Member” of a management Employee, Officer or Director, means any close relation by either blood or marriage and any person residing in the same household with such management Employee, Officer or Director.

“Officers” and “Directors” means the officers and members of the Board, without regard to whether such officers and members of the Board are Employees.

“SEC” means the United States Securities and Exchange Commission.

2. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All Employees, Officers and Directors must respect and obey all applicable laws. Although it is not possible for all Employees, Officers and Directors to know the details of each of these laws, all are expected to exercise good judgment and most importantly to seek advice from appropriate personnel when in doubt.

3. Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company as a whole. A conflict situation can arise when an Employee, Officer or Director takes actions or has interests that may make it difficult to perform his or her work objectively and effectively for the benefit of the Company. Any conflict of interest that results in a management Employee, Officer or Director, or Family Member thereof, receiving improper personal benefits as a result of his or her position in the Company is prohibited.

No Employee, Officer or Director should make decisions on behalf of the Company with respect to a matter in which they have a conflict of interest. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Board. Any Employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor or other appropriate personnel or consult the procedures described in Section 9 and Section 10 of this Code.

4. Insider Trading

Employees, Officers and Directors who have access to confidential information about the Company are not permitted to use or share that information for trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

5. Corporate Opportunities

Employees, Officers and Directors are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property or information or as a result of employment with the Company or service as an Officer or Director without the consent of the Board. No Employee, Officer or Director may use Company property, information, or position for improper personal gain or to compete with the Company. Employees, Officers and Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

6. Fair Dealing

Each Employee, Officer and Director should endeavor to deal fairly with the Company’s suppliers, competitors, counterparties and Employees. No Employee, Officer or Director should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

7. Confidentiality

Employees, Officers and Directors must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

8. Protection and Proper Use of Company Assets

All Employees, Officers and Directors should endeavor to protect Company assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Company profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. All Company assets should be used for legitimate business purposes.

9. Waivers of the Code; Amendments

Any waiver of this Code for Officers or Directors may be made only by the Board or the Nominating and Corporate Governance Committee and will be promptly disclosed as required by law or regulation. This Code, having been approved by the Board, may be amended only by the Board.

10. Reporting any Illegal or Unethical Behavior

Any Employee, Officer or Director who believes that a violation of this Code has occurred should report that concern to his or her immediate supervisor or the Chief Executive Officer. Employees, Officers and Directors are encouraged to talk to appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by Employees, Officers or Directors. Employees, Officers and Directors are expected to cooperate in internal investigations of misconduct.

Officers and Directors should report any suspected violations of this Code to the Chief Executive Officer or, if the Chief Executive Officer is involved with such suspected violation, to the next highest ranking officer that is not involved with the suspected violation.

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11. Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep mind:

a.	Make sure you have the facts. In order to reach the right solutions, we must be as fully informed as possible.

b.	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

c.	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

d.	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the questions, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

e.	Seek help from Company resources. In the rare case in which it may not be appropriate to discuss an issue with your supervisor, or in which you do not feel comfortable approaching your supervisor with your questions, discuss it with an Officer, or if your supervisor is an Officer, the next highest ranking Officer with whom it would be appropriate the issue.

f.	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against Employees, Officers or Directors for good faith reports of ethical violations.

ALWAYS ASK FIRST, ACT LATER: IF YOU ARE UNSURE OF WHAT TO DO IN ANY SITUATION, SEEK GUIDANCE BEFORE YOU ACT.

12. Chief Executive Officer and Senior Financial Officers

The Company is subject to various disclosure obligations under the federal and state securities laws and regulations. In order to comply with these obligations, there should be full, fair, accurate, timely and understandable disclosure of material information in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company. It is the responsibility of the Chief Executive Officer, the Chief Financial Officer and other senior financial officers to oversee compliance with these disclosure obligations. It also is the responsibility of the Chief Executive Officer, the Chief Financial Officer and other senior financial officers to promptly bring to the attention of the Board or the Audit Committee thereof any information relating to violations of the disclosure obligations described above in this section.

13. Violations

Violations of this Code will be subject to immediate disciplinary actions, which may include reprimands, reassignment, demotion or, where appropriate, termination of employment. In addition, violation of this Code may result in civil liability under the applicable law or in prosecution of the individual under applicable criminal statutes.

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